UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 29, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

KAR Auction Services, Inc.

File No. 001-34568 - CF#28283

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KAR Auction Services, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.35 to a Form 10-K filed on February 25, 2010, as modified by the same contract refiled with fewer redactions as Exhibit 10.35 to a Form 10-K/A filed on April 20, 2012.

Based on representations by KAR Auction Services, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.35 to Form 10-K filed February 25, 2010 until June 30, 2014
Exhibit 10.35 to Form 10-K/A filed April 20, 2012 until June 30, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mara L. Ransom
Assistant Director